MSH Enterprises Corp.

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Amazon Seller Account	1,158.35
BoA Checking- 5281	-107.26
Chase Checking (3322)	76,292.02
PayPal Bank	-6,664.35
Total Bank Accounts	**$70,678.76**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory	31,039.49
Payments to deposit	0.00
Uncategorized Asset	-63.71
Total Other Current Assets	**$30,975.78**
Total Current Assets	**$101,654.54**
TOTAL ASSETS	**$101,654.54**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
BoA CORP CC - 7955	-132,662.16
BoA CC - 3883	131,883.58
Total BoA CORP CC - 7955	**-778.58**
Chase CC -5881	30.31
Chase CC MSH (2756)	20,040.35
Total Credit Cards	**$19,292.08**
Other Current Liabilities	
Florida Department of Revenue Payable	431.91
Loan from Owner	202,908.99
Out Of Scope Agency Payable	5.95
Pennsylvania Department of Revenue Payable	6.42
Total Other Current Liabilities	**$203,353.27**
Total Current Liabilities	**$222,645.35**
Total Liabilities	**$222,645.35**

MSH Enterprises Corp.

Balance Sheet

As of December 31, 2023

	TOTAL
Equity	
Opening balance equity	0.00
Owner's draws	-18,829.10
Retained Earnings	-228,841.55
Shareholder Investment	438,045.31
Net Income	-311,365.47
Total Equity	**$ -120,990.81**
TOTAL LIABILITIES AND EQUITY	**$101,654.54**